

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

<u>Via E-mail</u>
Brian L. Swartz
Senior Vice President and Chief Financial Officer
Apollo Education Group, Inc.
4025 S. Riverpoint Parkway
Phoenix, AZ 85040

>   **Re: Apollo Education Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2013**
>   **File No. 0-25232**
>   **Filed October 22, 2013**

Dear Mr. Swartz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2013</u>

<u>Note 2. Significant Accounting Policies</u>

<u>Revenue Recognition, page 78</u>

1.   We note that the majority of your students fund their education at University of Phoenix through loans and/or grants from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder ("Title IV"). We understand that when a student with Title IV loans withdraws from the institution, Title IV rules determine if you are required to return a portion of Title IV funds to the lender. To help us better understand the relationship between Title IV rules and your revenue

recognition policies, please provide us with the following information. You may find it helpful to include examples as part of your response.

- Explain how your non-term academic delivery model coincides with disbursements of funds under Title IV and what impact it has on your revenue recognition process;
- Tell us if students are permitted to begin a course of study before funds from Title IV are received by the institution on their behalf;
- Please tell us how you define a "payment period" or "period of enrollment" for purposes of the return of Title IV funds;
- Tell us how you are notified when a student withdraws from a course and/or the institution;
- Tell us how you evaluate collectability of revenue when a student begins attending class;
- Tell us if you reassess collectability of revenue after a student withdraws from a course and/or the institution;
- Tell us how revenue is recognized for a particular course if a student withdraws from the institution before and after the institution's refund period elapses;
- Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period; and
- Please tell us about the underlying reason for the majority of the gross accounts receivable reported as of the end of the period. For example, the majority may relate to receivables due from students who withdrew prior to earning the financial aid for which they applied.

Note 17. Commitments and Contingencies, page 103

2.   We refer to your loss contingencies. Please tell us how you considered the disclosure requirements in ASC 450-20-50-2 through 50-5 which requires you to disclose an estimate of the possible loss or range of loss with respect to your unrecognized contingencies, or a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Brian L. Swartz
Apollo Education Group, Inc.
May 15, 2014
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director